250 VESEY STREET • NEW YORK, NEW YORK 10281

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

September 28, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.

Registration Statement on Form N-2

Dear Mr. O’Connor and Ms. Fettig:

On behalf of Great Elm Capital Corp. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $4,843 to cover the registration fee under the Securities Act of 1933, as amended (the “Securities Act”), has been paid, which includes a carryover amount of $1,382 pursuant to Rule 457(p) under the Securities Act, as described on the facing page of the Registration Statement.

We further reference Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 of the Company, filed with the Commission on August 21, 2018 (File No. 333-217222) (the “Prior Filing”). The Commission declared the Prior Filing effective on September 4, 2018. The Registration Statement is substantially similar to the Prior Filing except for disclosure changes and additions to reflect the nature of the specific offering to be registered by the Registration Statement and other non-material updates and revisions. The Company will provide the Commission’s staff with a copy of the Registration Statement marked to show changes from the Prior Filing. The Company thus requests that the Commission declare the Registration Statement (or a pre-effective amendment thereto) effective with limited or no review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984), by a date and time to be specified in an acceleration request letter. If the Commission’s staff is able to grant this request, the Company anticipates that it will begin to market this offering as soon as the week of Monday, October 8, 2018, and seek effectiveness of the Registration Statement (or a pre-effective amendment thereto) shortly thereafter.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES • MADRID • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH• NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH • SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Investment Management

September 28, 2018

Please contact the undersigned at (212) 326-3814 if you have any questions concerning this filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Rory T. Hood
Rory T. Hood

cc: Adam M. Kleinman